510 Burrard St, 3rd Floor

Date: February 17, 2011

Vancouver BC, V6C 3B9

www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: RTN Stealth Software Inc.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Annual General and Special Meeting

Record Date for Notice of Meeting :

24-02-2011

Record Date for Voting (if applicable) :

24-02-2011

Beneficial Ownership Determination Date :

24-02-2011

Meeting Date :

30-03-2011

Meeting Location (if available) :

2400-333 Bay Street

Toronto, ON

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON SHARES

74976Y100

CA74976Y1007

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for RTN Stealth Software Inc.